LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselwa.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL

(202) 274-2029	kweissman@luselaw.com

August 11, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mark Webb, Esq., Legal Branch Chief

Re:	Ben Franklin Financial, Inc.
(Registration No. 333-135562)
Registration Statement on Form SB-2

Dear Mr. Webb:

On behalf of Ben Franklin Financial, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form SB-2. Set forth below are the Company’s responses to the Staff’s verbal comments on August 10, 2006.

1. As discussed with the SEC staff, the Company has made the following change to Note 1 of its financial statements under the heading, “Loans Held For Sale.” The sentence “All sales are made without recourse” was deleted and replaced by the sentence “Loans are sold with limited recourse consisting of customary representations and warranties.” These changes will be reflected in the Company’s prospectus and filed pursuant to the 1933 Act Rule 424(b).

2. As discussed with the SEC staff, the legal, federal and state tax opinions included in the initial Registration Statement on Form SB-2 have been updated to the date of this amendment.

We trust the foregoing is responsive to the Staff’s comments. Please call the undersigned at (202) 274-2029 or Benjamin Azoff at (202) 274-2010 should you have any questions.

Respectfully,

/s/ Kip A. Weissman

Kip A. Weissman

Enclosures
cc:	Kathryn McHale, Esq.
Kevin W. Vaughn, CPA
Margaret Fitzgerald, CPA
C. Steven Sjogren, President and
Chief Executive Officer
Benjamin Azoff, Esq.